Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone: (310) 208-1182
Facsimile: (310) 208-1154

January 27, 2010

FILED AS EDGAR CORRESPONDENCE
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Nandini Acharya, Division of Corporation Finance

RE:	China Jo-Jo Drugstores, Inc.
Registration Statement on Form S-1 Filed December 21, 2009 File No. 333-163879

Dear Ms. Acharya:

On behalf of China Jo-Jo Drugstores, Inc. (the “Company” or “China Jo-Jo”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 15, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1

General

1.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601 (a) of Regulation S-K. We will need time to review these documents once they are filed.

Response: We will file all exhibits that are currently not filed as soon as they are available.

2.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response: Noted.

3.
Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: Noted.

4.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response: Noted.

5.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: We will provide such material prior to its use.

Prospectus Summary, page 1
Our Business, page 1

6.
In the chart on page 1 and in the second paragraph on page 2 you provide information for the three month period ended September 30, 2009 compared to the three month period ended September 30, 2008.  Please provide information for the six month interim periods ended on September 30, 2008 and September 30, 2009.

Response: In the chart on page 1, we have removed the comparison for the three months ended September 30, 2009 and year ended March 31, 2009 and replaced this with a comparison between the six months ended September 30, 2009 and 2008. In the second paragraph on page 2, we have removed the comparison for the three months ended September 30, 2009 and 2008 and replaced this with a comparison between the six months ended September 30, 2009 and 2008.

Competitive Strengths, page 2

7.	Please balance the discussion regarding your business with an equally prominent and separately-captioned discussion in the summary of the risks and obstacles you face.

Response: We have revised our disclosures accordingly.

Risk Factors, page 6

Risks Relating to Our Business, page 6

"We depend substantially on the continuing efforts of our executive officers ... " page 6

8.	If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization.

Response: To the best of our knowledge, none of our key personnel intend to retire or resign in the near future.

9.	To the extent that you have experienced problems attracting and retaining key employees and management personnel in the recent past, please revise to describe these problems.

Response: We have revised our disclosures accordingly.

 "We may need additional capital to expand outside of Hangzhou …" page 7

10.
Please separate this disclosure into two separately-captioned risk factors. The first risk factor should address the risk of the company not being able to raise additional capital. The second risk factor should discuss the potential negative effects to shareholders of raising new capital.

Response: We have revised our disclosures accordingly.

Risks Relating to Our Pharmacy Operations, page 7

"Our brand name. trade secrets and other intellectual property ... " page 9

11.
Please state whether you require your employees to execute confidentiality or non-disclosure agreements as a condition of employment. Please disclose whether you have registered your brand name or applied for a trademark in China.

Response: Our employees are required to sign an employment agreement, which contains a confidentiality provision. We have also not registered our brand name or applied for a trademark in China. We have revised our disclosures accordingly.

"We depend on the continued service of, and on the ability to attract, motivate and retain ... " page 11

12.
To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel and in-store pharmacists, please expand this risk factor to describe these challenges.

Response: We have revised our disclosures accordingly.

"The continued penetration of counterfeit products into the retail market in China ... " page 13

13.
Consider removing the sentence stating that the risk of your brand being negatively impacted by counterfeit products is mitigated somewhat because you do not self brand any of your products. Because you do not self brand and you obtain retail products from third parties, you also have less ability to control or detect counterfeit products, which could actually increase the risk of counterfeit products entering your retail stores.

Response: We have revised our disclosures accordingly.

Risks Related to Our Corporate Structure, page 14

"In order to comply with Chinese regulations limiting foreign ownership ... " page 14

14.	Please define the term "WFOE" upon its first use in this risk factor.

Response: We have revised our disclosures accordingly.

15.	Please identify your PRC counsel by name and obtain such counsel's consent to the references to it in the following places:

•	The company has been advised by PRC counsel that restrictions on foreign ownership of Chinese drugstores do not apply to the company or its management structure (page 14).

•
Restrictions on foreign ownership of medical practice in China do not apply to the company or its management structure. I am assuming that although they don't mention PRC counsel in this instance the statement is based upon the advice of PRC counsel (page 14).

•
They have been advised by PRC counsel that the company's structure for operating its business in China complies with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations (page 15).

Response: We have amended the risk factor to identify our PRC counsel, Allbright Law Offices, and have obtained their consent with respect to the foregoing, which consent is filed as Exhibit 23.3 of Amendment No. 1.

Risks Related to Doing Business in China, page 17

16.
Consider adding a risk factor in this section describing the risks caused by government healthcare reform, including the Healthy China 2020 program and government controlled pricing of drugs, including a discussion of the National Essential Drugs List you reference in the Business section on page 38.

Response: We have revised our disclosures accordingly.

Risks Related to an Investment in Our Securities, page 19

17.
If this is the lead underwriter's first underwritten offering, please add a risk factor disclosing this fact and describing the related risks. In describing such risks, please discuss the underwriter's due diligence role in reviewing the disclosure in the prospectus and pricing the offering.

Response: We have revised our disclosures accordingly to reflect that the lead underwriter has conducted two prior underwritten public offerings.

"We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders." page 22

18.	This risk factor is repetitious of the risk factor appearing at the top of page 7, ("We may need additional capital to expand outside of Hangzhou ... "), and should be deleted.

Response: We have removed the risk factor from Amendment No. 1.

Capitalization, page 27

19.	Please expand your disclosure to clarify what the pro forma column represents.

Response: We have added an explanatory sentence as to what the pro forma column represents. Please note that upon determination of pricing, the Company will update the paragraph to reflect the estimated par value and paid-in-capital based on the assumed offering price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 31
Vendor allowances, page 31

20.
Your disclosure that "the Company accounts for vendor allowances according to FASB's accounting standard" is vague. Please expand your disclosure to describe the types of arrangements that involve vendor allowances.

Response: We have further expanded the paragraph to detail the FASB’s codification and have list out the types of arrangement that involves vendor allowances.

Results of Operations, page 33

21.
In this section, in the discussion of changes in revenue from period to period, please quantify the change related to changes in sales at continuously operated stores for both comparable periods and changes related to the addition of new stores.

Responses: We have amended the revenue disclosure for both the three months ended September 30, 2009 and 2008 and the six months ended September 30, 2009 and 2008 to quantify the change of revenue related to new stores

Business, page 37

Shifting Market Share due to Regulation, page 38

22.
Here and in your Summary section on page 1, please explain the basis for your estimate that 15% to 30% if all prescription drugs are currently sold by retail drug stores with the remaining 70% to 85% sold by state run hospitals.

Response: This data comes from Business Monitor International, an independent research firm. We have attributed the estimates to the source in Amendment No. 1.

Competitive Strengths, page 40

23.	Please state the names of your other retail competitors that have licensed physicians onsite and state whether any other retail drug stores offer onsite outpatient clinics.

Response: We have amended our response to reflect that we believe that we are the only retail drugstore in Hangzhou that has licensed physicians onsite and available at scheduled hours.

24.
Please clarify what you mean by "directly operated business." Your structure is such that your retail drugstores are operated by Chinese entities with which you have contractual agreements. Please clarify here the level of day-to-day control you have over operations.

Response: By “directly operated business,” we mean that all of our stores are operated by employees of Jiuzhou Drugstores, rather than by franchisees. We have revised our disclosures accordingly. The day-to-day operations of the drugstores are overseen by the management members of Jiuzhou Drugstores, including Mr. Lei Liu, who is also our Chief Executive Officer, Ms. Li Qi, who is also our Secretary and a member of our Board of Directors, and Mr. Chong’an Jin, who is also a member of our Board of Directors. As such, we have complete day-to-day control over operations.

Suppliers, page 46

25.
Please name the two vendors that accounted for 32% of your total purchases. Also, if these arrangements are material to your business, please describe the material terms of these vendor contracts and file each as an exhibit to your Form S-1.

Response: We have listed the two vendors that accounted for 32% of our total purchases. We do not deem these arrangements to be material as we believe that we can source these purchases elsewhere.

Intellectual Property, page 47

26.	Please disclose whether you have pending trademark or patent applications.

Response: We have revised our disclosures accordingly.

Executive Compensation, page 56

Summary Compensation Table, page 56

27.	As fiscal year 2009 has now ended, please update this table to include fiscal year 2009 data.

Response: We have revised our disclosures accordingly.

28.
In addition to Mr Liu, the current CEO of the company, we note that you have included two other individuals who are no longer officers of the company. Please revise the summary compensation table to include, in addition to Mr. Liu's compensation data, 2008 and 2009 information for next two most highly compensated Named Executive Officers (NEOs) who are current officers and were appointed as a result of the Share Exchange.

Response: We have revised our disclosures accordingly.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements, page 56

29.	Please file the CFO Services Agreement with Bennet P. Tchaikovsky.

Response: A form of the CFO Services Agreement is filed as Exhibit 10.29 to Amendment No. 1.

Director Compensation, page 57

30.	Please disclose whether any directors received compensation in fiscal year 2009 and if so, please include a summary of this compensation.

Response: We have revised our disclosures accordingly.

Certain Relationships and Related Transactions, page 58

31.	Please describe any additional material terms of the interest-free loans issued to the two directors. Please file the promissory notes or other material agreements related to these two loans.

Response: There is no written documentation for the two interest-free loans totaling $3,824 as of September 30, 2009 and $2,432 as of March 31, 2009. These represent cash advances for out of pocket expenses for Ms. Qi and Mr. Jin who are responsible for submitting receipts for these amounts or refunding the balance. We have revised our disclosures accordingly.

Underwriting and Plan of Distribution, page 61

32.	Please disclose which underwriters and their affiliates have provided services to the company and its affiliates in the past.

Response: We have revised our disclosures accordingly.

Nature of the Underwriting Commitment, page 61

33.	In this section, you refer to the underwriter in the plural form and the commitment as several and joint. Please revise this if there will only be one underwriter.

Response: We have included in Amendment No. 1 the name of the other participating underwriter.

China Jo-Jo Drugstores Consolidated Financial Statements for the Interim Period Ending: September 30. 2009

34.
Please expand your disclosure to describe your accounting for the reverse acquisition and recapitalization with Kerrisdale Mining Corporation. For example, it is not clear from your disclosure if this transaction was accounted for as a business combination under F ASB ASC 805 or a capital transaction. Clarify how the cost of the transaction was determined and what impact the transaction had on determining earnings per share for periods prior to date of this transaction.

Response: We have revised our disclosure to reflect that the carrying values for assets, liabilities and equity did not change and no gain or loss was recognized on the transaction. We have further revised our disclosure to reflect that for earnings per share purposes, we used 15,800,000 shares, or the number of shares that Renovation HK shareholders received from the Company for reporting earnings per share for all prior periods. We have also added basic and fully diluted earnings per share for the fiscal years ended March 31, 2009 and 2008.

Renovations Investment (Hong Kong) Co., Ltd. Consolidated Financial Statements for the Year Ended March 31, 2009

Report of Independent Registered Public Accounting Firm, page F-17

35.
Your auditors are located in California; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

a.
Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

b.
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the March 31, 2009 and 2008 audits were performed, particularly the testing of accounts receivable and observation of inventories.

Response: Our auditors, Frazer Frost, LLP (formerly known as Moore Stephens Wurth Frazer and Torbet, LLP) are U.S. based auditors and PCAOB registered; no other auditors were used in the audit of the Company’s operations in China. For the March 31, 2009 and 2008 audits, our auditors sent over an audit team led by an audit partner to China to perform all required audit procedures onsite at our facilities, including inventory observation and mailing of accounts receivable confirmation.  All members of the audit team are: employed by Frazer Frost, received their higher education the United States, and bilingual in both English and Chinese.

General

36.
Based on your disclosure regarding the Share Exchange with Kerrisdale Mining Corporation, it appears that Renovation had issued and outstanding capital stock. Please revise your financial statements to disclose all capital stock information including disclosure of basic and diluted earnings per share or explain to us why this disclosure is omitted.

Response: Based on Comment 34 to this letter, we have added earnings per share information to our income statement for the fiscal years ended March 31, 2009 and 2008. The share amount was based on the shares that Renovation HK shareholders received from the Company: 15,800,000.

Notes to Consolidated Financial Statements

Note 1-Description of Business and Organization, page F-22

37.
You disclose that through Jiuxin Management, the Company controls three companies collectively known as HJ Group, Also you disclose that all three HJ Group companies are under the common control of the same three owners (the "Owners"). Please expand your disclosure to clarify, and explain to us, how the owners have common control of all three HJ Group companies and state the period during which common control existed. Tell us if these entities were under common control for all periods prior to August 1, 2009.

Response: We have revised our disclosure to reflect that these entities were owned by the same three owners since each entity’s respective establishment date and operated in conjunction with one other. Therefore, we consider these entities to be under common control for all periods prior to August 1, 2009.

Note 2-Summarv of Significant Accounting Policies

Consolidation of variable interest entities, page F-23

38.
Please expand your disclosure to clarify how the Contractual Arrangements obligates the Company to absorb all of the risk of loss from HJ Group's activities and enables the Company to receive all of HJ Group's expected residual returns. Also, it is not clear from the disclosure your basis for concluding that the HJ Group Companies are variable interest entities. Please provide us with your accounting analysis supporting this conclusion including addressing the conditions in FASB ASC 810-10-15-14. Expand your disclosure accordingly, including disclosure in the interim financial statements of China Jo-Jo Drugstores, Inc.

Response: Per the Company’s current report on Form 8-K filed on October 30, 2009, the Contractual Arrangements were amended removing a provision that could have automatically terminated the Contractual Arrangements on May 1, 2010. The amendments removed such automatic termination provisions from the Contractual Arrangements such that: (1) the consulting services agreement shall remain in effect for the maximum period of time permitted by law, unless sooner terminated by Jiuxin Management or if either Jiuxin Management or an HJ Group company becomes bankrupt or insolvent, or otherwise dissolves or ceases business operations; (2) the operating agreement shall remain in effect unless terminated by Jiuxin Management; (3) the option agreement shall remain in effect for the maximum period time permitted by law; and (4) the voting rights proxy agreement shall remain in effect for the maximum period of time permitted by law. We believe that such amendments clarify how the Contractual Arrangements obligate the Company to absorb all of the risk of loss from HJ Group’s activities and enable the Company to receive all of HJ’s Group’s expected residual returns. As a result of such amendments, we believe that this further enhances the Company’s accounting for each HJ Group company as a variable interest entity (“VIE”).

As the automatic termination provision was removed from the Contractual Arrangements on October 27, 2009, the discussion concerning accounting treatment as a VIE was amended in the interim financials as of September 30, 2009.

39.
It appears that you have consolidated the HJ Group companies for periods prior to the August 1, 2009, the effective date for the Contractual Arrangements with Jiuxin Management, because ''the companies are under common control." Also, you disclose ''the consolidated financial statements have been prepared as if the transactions had occurred retroactively as to the beginning of the reporting period of these consolidated financial statements." In addition, based on your disclosure it appears that Renovation Investment and Jiuxin Management did not exist prior to September 2008. Please provide us with an expanded explanation of your basis for this retroactive accounting treatment, as well as references to the relevant technical literature upon which you relied in reaching these conclusions. Expand your disclosure accordingly, including disclosure in the interim financial statements of China Jo-Jo Drugstores, Inc.

Response: The Company believes that the HJ Group, comprising of Jiuzhou Service, Jiuzhou Pharmacy and Jiuzhou Clinic, was constructively held under common control by Jiuxin Management as of the time the Contractual Arrangements were entered into between Jiuxin Management and each HJ Group company, thereby establishing Jiuxin Management as HJ Group’s primary beneficiary. Jiuxin Management in turn is owned by Renovation HK.

In accordance with EITF 02-05, control is defined as “an individual, enterprise, or immediate family members who hold more than 50 percent of the voting ownership interest of each entity.” As a result of Lei Liu, Li Qi, and Chong’an Jin having collective 100% ownership of HJ Group, we believe that they are collectively deemed to have control in accordance with the EITF02-05.

Although the Company recognizes that FIN46R does not provide for retroactive accounting treatment, HJ Group in substance were controlled by the same individuals, Dr. Liu, Ms. Qi, and Mr. Jin on September 9, 2003, October 10, 2003 and November 2, 2005, the establishment dates of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, respectively. Such common control condition results in the acquisition event on September 17, 2009 to be a capital transaction in substance, reflected as a recapitalization, and the Company has accordingly recorded the consolidation of Renovation HK at its historical cost.

We have also added this disclosure to our interim financial statements.

40.
Further based on your disclosure, it appears that the basis for Renovation Investment consolidating the HJ Companies is FIN46R. It is not clear from your disclosure how you accounted for initial measurement of the assets and liabilities, of the HJ Companies. Please explain to us how your accounting complies with FASB ASC 810-10-30 (paragraphs 18 - 21 of FIN46R).

Response: Since Renovation Investment and HJ Companies are under common control, in accordance with FASB ASC 810-10-30, the Company recorded the consolidation of Renovation HK at its historical cost accordingly.

Recently issued accounting pronouncements, page F-27

41.	Please remove the duplicate disclosure on page F-28 regarding SFAS 160 since your disclosure appears to have the incorrect effective date of this pronouncement.

Response: We have revised our disclosures accordingly.

*     *     *     *     *
We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Kevin K. Leung
Kevin K. Leung, Esq.